Exhibit 4.7

Employment Agreement

This personal Employment Agreement (the “Agreement”) is made and entered into as of November 1, 2018 (the “Effective Date”), by and between Enlivex Therapeutics Ltd., registration number 513736264, a company incorporated in the State of Israel, having its offices at Kiryat Hadassah POB 12167 Jerusalem 91120, Israel (the “Company”), and Shmuel Hess, I.D. number 015384431, residing in 8B Peleg St, Nes Ziona, Israel 74040 (the “Employee”).

WHEREAS	The Company desires to employ the Employee in the position of Chief Executive Officer (the “Position”) and the Employee desires to enter into such employment, on the terms and conditions hereinafter set forth.

WHEREAS	the Employee represents that he has the requisite skill and knowledge to act as the Chief Executive Officer of the Company and fulfill the duties and responsibilities set forth herein.

WHEREAS	the Company and the Employee acknowledge that this agreement may be replaced, at the Employee’s discretion, with a consultant agreement between the Company and the Employee, or an entity wholly owned by the Employee, governing the provision of services by Employee to the Company as a contractor, provided the aggregate cost to the Company remains the same.

NOW, THEREFORE, in consideration of the agreements and covenants contained herein, the Company and the Employee hereby agree as follows:

1.	Preamble

1.1.	The preamble of this Agreement constitutes an integral part thereof.

1.2.	The division of the terms of this Agreement into clauses and the headings of the clauses are solely for the sake of convenience and they may not be used for interpretive purposes. The Appendixes to this Agreement constitute an integral part hereof.

1.3.	References in this Agreement to a particular gender shall be applicable to all genders.

2.	Exclusivity of the Agreement

2.1.	This Agreement is personal and the terms and conditions of the employment of the Employee shall be solely as set forth in this Agreement.

2.2.	This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior understandings, agreements, representations and discussions between them, oral or written.

2.3.	Except as expressly provided in this Agreement, the Employee shall not be entitled to any payments or other benefits in respect of his employment and the termination of his employment with the Company.

3.	Absence of Impediment to the Employee’s Employment

3.1.	The Employee warrants, confirms and undertakes that: (i) he is entitled to enter into this Agreement and to assume all of the obligations pursuant hereto; (ii) there is no contractual or other impediment to his entering into this Agreement, fulfilling his obligations hereunder or to his employment with the Company; (iii) his entering into this Agreement and fulfilling his obligations hereunder do not require the consent of any person or entity and that on the date hereof he is free to provide services to the Company upon the terms specified in this Agreement; and (iv) in entering into this Agreement he is not in breach of any other agreement or obligation to which he is or was a party or by which he is bound.

4.	Position and Duties

4.1.	Position. The Employee will serve in a full-time position as Chief Executive Officer of the Company, subject to the terms and conditions of this Agreement. The Employee will report to the Board of Directors of the Company (the “Board”).

4.2.	During the course of his employment with the Company, the Employee shall honestly, diligently, skillfully and faithfully serve the Company. The Employee undertakes to devote all his working time, efforts and the best of his qualifications and skills to promoting the business and affairs of the Company, and further undertakes to comply with the policies and working arrangements of the Company, to loyally and fully comply with the decisions of the Company, its management and his supervisors in Israel and abroad, to follow the Company procedures as established from time to time, to carry out the duties imposed upon him, whatever and whenever they shall be.

4.3.	The Employee shall at all times act in a manner suitable for his position and status in the Company.

4.4.	The Employee shall not, without the prior written authorization of the Company, directly or indirectly undertake any other employment, whether as an employee of another employer or independently as an agent or consultant or in any other manner (whether for compensation or otherwise), and shall not assume any position or render services in any of the above-stated manners to any other entity.

4.5.	The Employee undertakes to notify the Company immediately and without delay regarding any matter or subject in respect of which he has a personal interest and/or which might create a conflict of interest with his position in the Company.

4.6.	The Employee shall not directly or indirectly accept any commission, rebate, discount, or gratuity in cash or in kind, from any person who has or is likely to have a business relationship with the Company.

5.	Salary

5.1.	In consideration for the Employee’s employment with the Company, and subject to the fulfillment of all the Employee’s duties and obligations under this Agreement, commencing as of the Effective Date the Employee shall be entitled to a gross monthly salary of NIS 63,000 (the “Salary”).

5.2.	As the Employee is employed hereunder in a managerial position involving a fiduciary relationship between the Employee and the Company, the Work and Rest Law (5711-1951), and any other law amending or replacing such law, shall not apply to the Employee or to his employment with the Company, and the Employee shall not be entitled to any compensation in respect of such law. The Employee acknowledges and agrees that the Salary and the compensation set for him hereunder include a proper and just reward for the requirements of his position and status and the obligation to work at irregular hours of the day. Accordingly, the Employee shall not be entitled to any additional bonus or other payment for extra hours of work.

5.3.	The Salary shall be paid no later than the 9th day of each month, for the preceding month.

5.4.	All the amounts specified in this Agreement are gross sums. The Company shall deduct and withhold all required taxes and other statutory payments, including health insurance contributions and social security contributions from the Salary and from all other rights and benefits received by the Employee.

5.5.	The Employee shall regard and retain as confidential and shall not divulge to any of the Company’s employees and/or any third party, either during or after the Employee’s employment period, directly or indirectly, the terms of the Employee’s employment and Salary.

5.6.	All social benefits and/or other payments due and payable to the Employee (if any) shall be calculated only on the basis of the Salary. It is hereby declared and agreed that all participation in expenses and any other benefits ,including, but without derogating from the generality of the foregoing, bonus payments (if payable) and benefits in kind given to the Employee in the terms of this Agreement or deriving therefrom, do not and shall not form part of the Salary.

6.	Pension Insurance

6.1.	The Company and the Employee shall obtain and maintain a pension insurance to the Employee, in a Managers Insurance and/or a Pension Fund (the: “Pension Insurance”), according to the Employee’s choice.

6.2.	The contributions to the Pension Insurance shall be as follows:

(a)	In the event that the Pension Insurance is a Managers Insurance - The Company shall contribute on behalf of the Employee a monthly aggregated amount equal to thirteen and a third percent (13.33%) of the Salary, in the following portions: five percent (5%) of the Salary for life insurance and pension compensation and eight and a third percent (8.33%) of the Salary on the account of severance compensation. The Company shall deduct from the Employee’s Salary an aggregated amount equal to five percent (5%) of the Salary for such fund. In addition, the Company shall pay an amount of up to 2.5% of the Salary towards disability insurance.

(b)	In the event that the Pension Insurance is a Pension Fund - The Company shall contribute on behalf of the Employee a monthly aggregated amount equal to fourteen and a third percent (14.33%) of the Salary, in the following portions: six percent (6%) of the Salary for pension compensation and eight and a third percent (8.33%) of the Salary on the account of severance compensation. The Company shall deduct from the Employee’s Salary an aggregated amount equal to five and a half percent (5.5%) of the Salary for such fund.

(c)	The Employee will be entitled to choose to be insured in both Manager Insurance and the Pension Fund, namely the Employee will be entitled to choose an amount of his Salary to be insured in a Manager Insurance and an amount of his Salary (being the balance of his Salary) that will be insured in a Pension Fund, all subject to the allocation percentages mentioned in Sections (a) and (b) above.

6.3.	The Company’s allocations to the Pension Insurance on the Employee’s behalf are in accordance with the general approval of the Minister of Labor and Social Welfare regarding payments by employers to a pension fund and insurance fund in lieu of severance pay (hereinafter: the “General Approval”), annexed hereto as Appendix A, pursuant to Article 14 of the Severance Payments Law, 5723-1963 (the “Severance Payment Law”), and the Employee hereby acknowledges that the amounts contributed by the Company for severance compensation under the Pension Insurance, shall be deemed to be made instead of the severance payments to which the Employee may be entitled, under the provisions of the Severance Payment Law, and shall constitute a full and complete payment thereof.

6.4.	The Company hereby waives any entitlement and/or right for reimbursement with respect to the severance compensation and acknowledges, that upon termination of the Employee’s employment in the Company, including inter alia, in the event of the Employee’s resignation, the Company shall release the severance compensation and shall transfer the severance compensation to the Employee, except in the event that: (i) the Company has terminated the Employee’s employment due to circumstances under which his entitlement for severance payment is denied pursuant to Articles 16 or 17 of the Severance Law; or (ii) the Employee has already withdrawn funds from the Managers Insurance and not because of “EIROA MEZAKE” according to Section 2(b) of the General Approval.

7.	Advanced Study Fund

7.1.	The Company shall make monthly contributions on the Employee’s behalf to a recognized advanced study fund (“Keren Hishtalmut”) (hereinafter the “Study Fund”), in an amount equal to 7.5% of the Salary. In addition, the Company shall deduct 2.5% from the Salary also to be paid to the Study Fund as recognized by the Income Tax Authorities.

7.2.	The sums contributed by the Employee shall be deducted by the Company directly from the Salary. The Employee hereby instructs the Company to transfer to the Study Fund from each monthly Salary due to him the amount of the Employee’s and the Company’s contribution, as set forth above.

7.3.	Should any tax or other compulsory payment be imposed and payable in respect of the Company’s contributions to the Study Fund, such tax shall be paid by the Employee and deductible according to law and it is hereby agreed and understood that the Company shall not gross-up any tax, or other compulsory payment, payable by the Employee.

8.	Additional Benefits

8.1.	Vacation. During the Term, Employee shall be entitled to an aggregate of 30 days of paid vacation per calendar year. Such paid vacation shall accrue quarterly. Employee may accumulate or carry over up to 21 days of unused, accrued vacation to the next calendar year. For any partial year of employment, the number of vacation days shall be prorated.

8.2.	Recreation Pay. The Employee shall be entitled to annual recreation pay (“Dmey Havra-ah”) reflecting ten (10) recreation days per annum.

8.3.	Sick Leave. The Employee shall be entitled to sick leave (“Yemei Mahala”) as provided by the Sickness Pay Law, 5736-1976. The Employee shall notify the Company, immediately, of any absence due to sickness and furnish the Company with an applicable medical certificate to approve it. Absence without an applicable medical certificate shall be considered as absence due to vacation. Sick days are not redeemable and may not be converted into cash.

8.4.	Bonus. The Company under its sole discretion shall considere upon the end of each calendar year to grant the Employee a bonus for special performance. It is hereby made clear that the bonus shall not be deemed a part of the Employee’s Salary for any purpose, including for purposes of calculation of severance pay, if any.

8.5.	Cellular Phone. The Company shall provide a cellular phone for the Employee for the purpose of performing his duties hereunder. The Company shall bear all expenses of the usage of such cellular phone by the Employee. The cellular phone will be returned to the Company by the Employee upon the termination of the employment relations between the parties, for any reason whatsoever.

8.6.	Expenses. The Company shall reimburse the Employee for reasonable business expenses actually incurred directly in performing the duties outlined under this Agreement, subject to an itemized account of such expenses substantiated by appropriate receipts, all in accordance with the Company’s policy from time to time.

9.	Company Car/Travel Expenses

9.1.	The Company shall pay the Employee travel expenses as required by law.

9.2.	The Company shall make available for Employee’s use during the Term, a leased automobile at a list price of up to 170,000 NIS. The Company shall bear all operational (including gasoline), maintenance and insurance expenses related to such automobile, while the Employee shall bear any associated tax payments relating to said car.

10.	Employment Term and Termination

10.1.	This Agreement shall be in effect commencing as of the Effective Date and shall continue in full force and effect for an undefined period, unless and until terminated as hereinafter provided.

10.2.	This Agreement may be terminated by either party, at any time and for any reason, pursuant to the delivery of a 90 day prior written notice by the terminating party (the “Notice Period”).

10.3.	During the Notice Period and unless otherwise determined by the Company the Employee shall continue to perform his duties until the conclusion of the Notice Period, and cooperate with the Company in assisting the integration of the person who will assume the Employee’s responsibilities. Notwithstanding the aforementioned, the Company shall have the right not to take advantage of the full Notice Period and may terminate the Employee’s employment at any time during the Notice Period. In the event of such termination, the Company shall pay the Employee his Salary for the remainder of the Notice Period.

10.4.	It is hereby expressly stated that the Company reserves the right to terminate the Employee’s employment at any time during the Notice Period, regardless of whether notice of termination of employment was delivered by the Company or whether such notice was delivered by the Employee. In the latter case such termination shall not constitute a dismissal of the Employee by the Company.

10.5.	Without derogating from the Company’s rights under this Agreement and according to law, and notwithstanding the foregoing, the Company may terminate the Employee’s employment immediately without the delivery of a prior written notice and/or payment for Notice Period, in the event of “Cause” (as defined below and subject to any applicable law) and the employment relationship shall be deemed effectively terminated as of the time of delivery of such notice.

The term “Cause” shall mean (a) a breach of fiduciary obligations or duties of care, including but not limited to, theft, embezzlement, self-dealing, prohibited willful disclosure to unauthorized persons or entities of confidential or proprietary information of or relating to the Company, its business, and its subsidiaries, affiliates or associated entities; (b) conviction of the Employee in a crime or felony involving moral turpitude or any crime involving fraud; (c) the Employee’s serious intentional misconduct which adversely affects the Company; (d) an intentional and willful action taken by the Employee harming the Company or any of its subsidiaries, affiliates or associated entities; (e) falsification of Company’s or its subsidiaries’, affiliates’ or associated entities’ records or reports by the Employee; (f) any material breach of the Statement of Undertaking - Confidentiality, Non-Compete and Intellectual Property attached hereto as Appendix B by the Employee; and (g) any other act or omission that constitutes “cause” under the laws of the State of Israel or that do not entitle the Employee to severance payments under the applicable law.

10.6.	In the event that the Employee terminates his employment with the Company, for any reason, without the delivery of a written notice in accordance with Section 10.2 above, or completion of the Notice Period, the Company shall be entitled to deduct from any debt which it may owe the Employee an amount equal to the salary that would have been paid to the Employee during the Notice Period, had he worked.

10.7.	The Employee undertakes that immediately upon the termination of his employment with the Company, for any reason, he shall act as follows:

(a)	He shall deliver and/or return to the Company all the documents, CD’s or other magnetic media, letters, notes, reports and other papers in his possession and relating to his employment with the Company and the fulfillment of his duties, as well as any equipment and/or other property belonging to the Company which was placed at his disposal, including any computer equipment, telephone equipment, the Employee ID badge or other equipment. The Employee shall not have any lien or other similar right over any equipment and/or other property belonging to the Company as aforesaid.

(b)	He shall delete any information relating to the Company or its business from his personal computer, if any.

(c)	He shall coordinate the termination of his employment with his supervisors, and he shall transfer in an orderly fashion and in accordance with Company procedures and in accordance with the timetable determined by his supervisors, all documents and information and all matters which with he dealt, to whomever the Company instructs, all in a manner satisfactory to the Company.

11.	Company’s Computers

11.1.	The e-mail provided to the Employee by the Company upon the commencement of his employment is a professional e-mail, designated to be used by the Employee only for the purpose of performing his work in the Company and the Employee is required to use it only for professional purposes.

11.2.	In order to guard Company’s confidential information and prevent impairments, computer viruses and transfer of illegal information and/or software and/or copyright infringement and/or destruction to computer web traffic and/or damages to Company’s communication and/or Company’s reputation and/or any other damages to the Company’s business and/or its ongoing business and its customers’ relations and in order to verify that the use of the Company’s computer systems is being done for work purposes and conducted in accordance with the applicable Company’s policies, and in order to prevent the Company’s exposure to any damage due to unauthorized use of Company’s computer network and communication system; It is hereby clarified, that the Company monitors any and all non-private information stored in the Company computers including professional e-mail and/or any information transferred through the Company’s computer and communication networks. Furthermore, the Company performs various backups of all information transferred through the Company’s computer network systems.

11.3.	Monitoring shall be performed at all times without prior notice and by various means. Monitoring can be done either by technological means, with regard to traffic volume and content traffic or by human resources, to the extent necessary where it is being suspected that the Company’s policies were breached and/or where there is a need to locate information for ongoing work purposes, need to attend technical malfunctions and/or any other need required for professional and business needs.

11.4.	The Company reserves the right to take control of the computer means provided to the Employee in order to perform his work at all times and without prior notice, and to block any access to it, in order to protect the Company’s rights, attending technical malfunctions and for any other professional and/or business purposes.

11.5.	The Employee understands and free willingly acknowledges that the Company, as a organization which its work is conducted via computer means, is thus obligated, in order to guard proper management of its business, to execute all the means outlined in this Agreement. The Employee undertakes the restrictions derived from the means outlined in this Agreement and in Company’s policies.

11.6.	Nothing herein, diminishes from the Employee’s right to open personal e-mail for himself without using Company’s computer means. Such personal e-mail shall not be subject to the Company’s monitoring and controlling means compelling all traffic that passes through the Company’s computers

11.7.	The Employee is aware of and agrees that the Company is entitled to put the information transferred in its computers and communication networks to any use, for the purpose of protecting its rights, at any and all time, without prior notice.

12.	Confidentiality, Non-Competition and Intellectual Property Assignment

As a pre-condition to the entering into force of this Agreement, the Employee shall execute the Statement of Undertaking – Confidentiality, Non-Compete and Intellectual Property attached hereto as Appendix B and constituting an integral part of this Agreement.

13.	Miscellaneous

13.1.	This Agreement constitutes a “Notice” as defined in the Notice to Employee (Terms of Employment) Law 5762-2002.

13.2.	This Agreement is personal and shall not invoke the provisions of any collective bargaining agreement (“Heskem Kibutsi”), collective arrangement (“Hesder Kibutsi”), expansion orders (“Tzavei Har’hava”) or any other custom, except and only to the extent so mandated by law.

13.3.	All payments, benefits (including any benefits in kind) and participation in expenses payable under this Agreement or deriving therefrom, or from the Employee’s employment, are subject to deduction of income tax and other compulsory deductions under law as prevailing from time to time, and nothing in this Agreement shall be interpreted as imposing upon the Company any liability whatsoever for tax or other compulsory payment due by the Employee for payments or benefits or reimbursements for expenses as aforesaid, or as an undertaking on the part of the Company to gross-up any tax or compulsory payment due by the Employee. The Company shall withhold taxes according to the requirements under the applicable laws, rules and regulations, including the withholding of taxes at source.

13.4.	No failure, delay of forbearance of either party in exercising any power or right hereunder shall in any way restrict or diminish such party’s rights and powers under this Agreement, or operate as a waiver of any breach or nonperformance by either party of any terms of conditions hereof.

13.5.	In the event it shall be determined under any applicable law that a certain provision set forth in this Agreement is invalid or unenforceable, such determination shall not affect the remaining provisions of this Agreement.

13.6.	This Agreement, including its Appendixes, is the entire agreement between the parties with respect to the subject matter hereof, and supersedes the Previous Agreement and any and all prior understandings, agreements and discussions between the parties, oral or written.

13.7.	Any modification or amendment to the provisions of this Agreement and the appendixes hereto shall be valid only if effected in writing and signed by both parties hereto.

13.8.	The Employee acknowledges and confirms that all terms of his employment are personal and confidential, and undertakes to keep such term in confidence and refrain from disclosing such terms to any third party.

13.9.	Any notice sent by prepaid registered mail by one party to the other shall be deemed to have been received by the addressee within three business days of its dispatch, and if delivered by hand - at the time of its delivery. The addresses of the parties hereto are as specified in the heading to this Agreement.

13.10.	This Agreement shall be governed by the laws of the State of Israel and the competent courts in the district of Tel-Aviv shall have exclusive jurisdiction over any dispute arising between the parties with respect of this Agreement.

13.11.	This Agreement may be assigned by the Company to any third party, at its sole discretion. The Employee may not assign or delegate his rights and obligations under this Agreement to any other party without the Company’s prior written approval.

IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement as of the day and year first above written.

Enlivex Therapeutics Ltd.	Shmuel Hess

/s/ Shai Novik	/s/ Shmuel Hess
Signature by Shai Novik	Signature

Chairman of the Board
Title

Appendix A

GENERAL APPROVAL REGARDING PAYMENTS BY EMPLOYERS TO A PENSION FUND AND INSURANCE FUND IN LIEU OF SEVERANCE PAY

By virtue of my power under Section 14 of the Severance Pay Law, 1963 (hereinafter: the “Law”), I certify that payments made by an employer commencing from the date of the publication of this approval publication for his employee to a comprehensive pension benefit fund that is not an insurance fund within the meaning thereof in the Income Tax (Rules for the Approval and Conduct of Benefit Funds) Regulations, 1964 (hereinafter: the “Pension Fund”) or to managers insurance including the possibility of an insurance pension fund or a combination of payments to an annuity fund and to a non-annuity fund (hereinafter: the “Insurance Fund), including payments made by him by a combination of payments to a Pension Fund and an Insurance Fund, whether or not the Insurance Fund has an annuity fund (hereinafter: the “Employer’s Payments), shall be made in lieu of the severance pay due to the said employee in respect of the salary from which the said payments were made and for the period they were paid (hereinafter: the “Exempt Salary”), provided that all the following conditions are fulfilled:

(1)	The Employer’s Payments -

(a)	To the Pension Fund are not less than 14 1/3% of the Exempt Salary or 12% of the Exempt Salary if the employer pays for his employee in addition thereto also payments to supplement severance pay to a benefit fund for severance pay or to an Insurance Fund in the employee’s name in an amount of 2 1/3% of the Exempt Salary. In the event the employer has not paid an addition to the said 12%, his payments shall be only in lieu of 72% of the employee’s severance pay;

(b)	To the Insurance Fund are not less than one of the following:

(2)	13 1/3% of the Exempt Salary, if the employer pays for his employee in addition thereto also payments to secure monthly income in the event of disability, in a plan approved by the Commissioner of the Capital Market, Insurance and Savings Department of the Ministry of Finance, in an amount required to secure at least 75% of the Exempt Salary or in an amount of 2 1/2% of the Exempt Salary, the lower of the two (hereinafter: “Disability Insurance”);

(3)	11% of the Exempt Salary, if the employer paid, in addition, a payment to the Disability Insurance, and in such case the Employer’s Payments shall only replace 72% of the Employee’s severance pay; In the event the employer has paid in addition to the foregoing payments to supplement severance pay to a benefit fund for severance pay or to an Insurance Fund in the employee’s name in an amount of 2 1/3% of the Exempt Salary, the Employer’s Payments shall replace 100% of the employee’s severance pay.

(4)	No later than three months from the commencement of the Employer’s Payments, a written agreement is executed between the employer and the employee in which -

(a)	The employee has agreed to the arrangement pursuant to this approval in a text specifying the Employer’s Payments, the Pension Fund and Insurance Fund, as the case may be; the said agreement shall also include the text of this approval;

(b)	The employer waives in advance any right, which it may have to a refund of monies from his payments, unless the employee’s right to severance pay has been revoked by a judgment by virtue of Section 16 and 17 of the Law, and to the extent so revoked and/or the employee has withdrawn monies from the Pension Fund or Insurance Fund other than by reason of an entitling event; in such regard “Entitling Event” means death, disability or retirement at after the age of 60.

(5)	This approval is not such as to derogate from the employee’s right to severance pay pursuant to any law, collective agreement, extension order or employment agreement, in respect of salary over and above the Exempt Salary.

Employee Signature: _____________.

Appendix B

Statement of Undertaking –Confidentiality, Non Compete and Intellectual Property

Eyal Fima (the “Employee”) warrants and undertakes that for as long as he is employed by Enlivex Therapeutics Ltd. (the: “Company”), and upon termination of employment thereafter, for any reason, he shall maintain in complete confidence any matters that relate to the Company and its subsidiaries (all of the aforementioned entities shall be referred to collectively as the “Company Group”), their affairs and/or business, pursuant to this Agreement, and since the Employee has and will have access to the Company Group’s intellectual property he hereby declares and undertakes as follows:

1.	Confidentiality

1.1.	The Employee undertakes to maintain the confidentiality of the Confidential Information (as defined below), during the term of his employment with the Company and after the termination of such employment, for any reason.

Without derogating from the generality of the foregoing, the Employee hereby agrees that he shall not, directly or indirectly, disclose or transfer to any person or entity, at any time, either during or subsequent to the employment period, any trade secrets or other confidential information, whether patentable or not, of the Company Group, including but not limited to, all the Company Group’s trade secrets, property, business, any information directly or indirectly related to research and development connected with present or future products, inventions, hardware, software, production processes, discoveries, improvements, developments, innovations, designs, drawings, sketches, design, calculations, diagrams, algorithms, formulas, computer files, computer programs, data, planning processes, list of clients, list of suppliers, costing, prices, terms of payment, plans, business secrets, business plans, plans for research, development, new products, marketing and selling, business plans, budgets and unpublished financial statements, licenses, prices and costs, suppliers and customers, information regarding the skills and compensation of other employees of the Company Group, names of clients, sales, and any other information related to the business of the Company Group and/or their clients, including clients with whom the Company Group is negotiating and including affiliates and/or subsidiaries, present and future, all the foregoing whether or not such information is protectable as a patent or any other proprietary right and any other information purchased or received directly or indirectly in connection with Company Group, their affairs and/or business (collectively, “Confidential Information”), of which the Employee is or becomes informed or aware during the employment period, whether or not developed by the Employee. Confidential Information may be in any form including oral, writing, stored in a computer file and/or in any other digital or other existing and/or future media.

Notwithstanding the above, Confidential Information shall not include any information which: (i) was publicly known and made generally available in the public domain prior to the time of disclosure to the Employee; (ii) becomes publicly known and made generally available after disclosure by the Company through no action or inaction of the Employee; (iii) is required by law to be disclosed by the Employee, provided that the Employee gives the Company a prompt written notice of such requirement prior to such disclosure and assistance in obtaining an order protecting the information from public disclosure.

1.2.	The Employee undertakes not to use the Confidential Information for any purpose whatsoever other than the performance of his services on behalf of the Company. Without limiting the scope of this duty, he shall only use the Confidential Information for the benefit of the Company Group, and only to the extent required for the performance of the services and may not disclose the Confidential Information to any other third party who is not performing the service.

1.3.	The Employee undertakes not to directly or indirectly give and/or transfer, sale, publish, distribution, for any purposes, to any third party, any information in any media, and not to photocopy and/or print and/or duplicate object containing any or all of the Confidential Information without the Company’s Group expressed prior written authorization.

1.4.	In the event the Employee is in breach of any of his above obligations, he shall be liable to compensate the Company in respect of all damages and/or expenses incurred by the Company as a result of such a breach, including trial costs and legal fees and statutory VAT, and such being without derogating from any other relief and/or remedy available to the Company by virtue of any law.

1.5.	Third Party Information. The Employee understands that the Company Group has received and in the future will receive from third parties confidential or proprietary information (“Third Party Information”) subject to a duty on the Company Group’s part to maintain the confidentiality of such information and to use it only for certain limited purposes. During the term of the Employee’s employment and thereafter, the Employee will hold Third Party Information in the strictest confidence and will not disclose Third Party Information to anyone (other than Company personnel who need to have such information in connection with their work for the Company) and will not use Third Party Information, except in connection with the Employee’s work for the Company, unless expressly authorized by an officer of the Company in writing,

1.6.	No Improper Use of information of Prior employers and Others - the Employee undertakes that during his employment with the Company he will not improperly use or disclose any confidential information or trade secrets of any former employer or any other person to whom the Employee has an obligation of confidentiality, and he will not bring onto the premises of the Company any unpublished documents or any property belonging to any former employer or any other person to whom the Employee has an obligation of confidentiality unless consented to in writing by that former employer or person.

2.	Non-Competition/ Non-Solicitation

2.1.	The Employee undertakes that during the period of his employment with the Company and for a period of twelve (12) months following the termination of his employment therewith, for any reason, he shall not, anywhere in the world,

(a)	Directly or indirectly carry on or hold an interest in any company, venture, entity or other business (other than a minority interest in a publicly traded company) which directly harms or competes with the products or services of the Company Group (“Competing Business”), including, without limitation, as a shareholder.

(b)	Act as a consultant or employee or officer or in any managerial capacity in a Competing Business or supply in direct competition with the Company restricted services to any person who was provided with services by the Company Group during the period of twelve (12) months immediately prior to the termination date of the Employee’s employment with the Company;

(c)	Solicit, canvass or approach or endeavor to solicit, canvass or approach any person who was provided with services by the Company at any time during the period of twelve (12) months immediately prior to the termination date of the Employee’s employment with the Company, for the purpose of offering services or products which directly compete with the services or products supplied by the Company Group.

(d)	Employ, solicit or entice away or endeavor to solicit or entice away from the Company Group any person employed by the Company Group at any time during the period of twelve (12) months immediately prior to the termination date of the Employee’s employment with the Company.

3.	Intellectual Property, Copyright and Patents

3.1.	The Employee hereby assigns to the Company, all of the Employee’s rights, title and interest in and to all inventions, trade secrets, professional secrets, innovations, copyrightable works, Confidential Information, discoveries, processes, designs, works of authorship, and other intellectual property and all improvements on existing inventions, discoveries, processes, designs, works and other intellectual property made or discovered by the Employee or any person subordinate to him during the term of employment or as a result of such employment with the Company, for no additional consideration provided that he shall not be required to bear any expenses as a result of such assignment. The Company and its successors shall be entitled to protect any invention and/or patent and/or trade secret and/or professional secret and/or innovation as aforesaid by way of registration and/or in any other manner, in Israel or anywhere else in the world.

3.2.	The Employee declares that his salary shall constitute full consideration for the above assignment in accordance with Section 134 of the Patents Law – 1967 (hereinafter: the “Patents Law”) and he shall not be entitled to royalties and/or to any other payments or considerations beside his salary for or in respect with the service invention and/or in respect to the above assignment and/or to any intellectual property outcome of his employment and/or in respect to the commercial use of the service invention and/or the products of his services to the Company.

3.3.	The Employee undertakes that upon the demand of the Company, including after the termination of his employment for any reason, he shall sign, execute and deliver to the Company such documents as the Company may request to confirm the assignment of the Employee’s rights herein, and if requested by the Company, shall assist the Company, and shall execute any necessary documents, at the Company’s expense, in applying for and prosecuting any patents, trademarks, trade secrets or copyright registration which may be available in respect thereof in accordance with the laws of the State of Israel or any other foreign country.

3.4.	In the event the Company is unable for any reason, after reasonable effort, to secure the Employee’s signature on any document needed in connection with the actions specified in the preceding paragraph, the Employee hereby irrevocably designates and appoints the Company and its duly authorized officers and agents as his agent and attorney in fact, which appointment is coupled with an interest, to act for and in the Employee’s behalf to execute, verify and file any such documents and to do all other lawfully permitted acts to further the purposes of the preceding paragraph with the same legal force and effect as if executed by the Employee.

3.5.	The Employee undertakes to deliver to the Company, written notice of any invention and/or patent and/or commercial secret and/or innovation invented by him and/or Employees of the Company and/or its successors who are subordinate to him, immediately upon the discovery thereof.

3.6.	The Employee’s obligations pursuant to this Section 3 shall survive the termination of his employment with the Company and/or its successors and assigns with respect to inventions conceived by him during the term of his employment or as a result of his employment with the Company.

3.7.	The Employee acknowledges that the restricted period of time and geographical area specified hereunder are reasonable, in view of the nature of the business in which the Company is engaged, the Employee’s knowledge of the Company’s business and the compensation he receives. Notwithstanding anything contained herein to the contrary, if the period of time or the geographical area specified herein should be determined to be unreasonable in any judicial proceeding, then the period of time and area of the restriction shall be reduced so that this Agreement may be enforced in such area and during such period of time as shall be determined to be reasonable by such judicial proceeding. The Employee acknowledges that the compensation and benefits granted to him by the Company under this Agreement were determined, inter alia, in consideration for his obligations under this Appendix.

4.	General

4.1.	Successors and Assigns. This Agreement will be binding upon the Employee’s heirs, executors, administrators and other legal representatives and will be for the benefit of the Company Group, its successors, and its assigns.

4.2.	Waiver. No waiver by the Company of any breach of this Agreement shall be a waiver of any preceding or succeeding breach. No waiver by the Company of any right under this Agreement shall be construed as a waiver of any other right. The Company shall not be required to give notice to enforce strict adherence to all terms of this Agreement.

4.3.	Assignment. This Agreement may be assigned by the Company. The Employee may not assign or delegate his duties under this Agreement without the Company’s prior written approval.

4.4.	Injunction. The Employee agrees that it would be difficult to measure damage to the Company Group from any breach of his undertakings set forth in Sections 1-3 above, and that injury to the Company from any such breach would be impossible to calculate, and that money damages would therefore be an inadequate remedy for any such breach. Accordingly, the Employee agrees that if he breaches any provision of Sections 1-3 hereof, the Company Group will be entitled, in addition to all other remedies it may have, to an injunction or other appropriate orders to restrain any such breach by the Employee without showing or proving any actual damage sustained by the Company Group.

4.5.	Governing Law. This Agreement shall be governed by, and construed in accordance with the laws of the State of Israel, without giving effect to the rules respecting conflict-of-law.

Shmuel Hess

/s/ Shmuel Hess
Signature